

April 17, 2013

<u>Via E-Mail</u>
Mr. Robert J. Saltiel
Atwood Oceanics, Inc.
President and Chief Executive Officer
15835 Park Ten Place Drive
Houston, Texas 77084

      Re: Atwood Oceanics, Inc.
            Form 10-K for the Fiscal Year ended September 30, 2012
            Filed November 19, 2012
            Response Letter dated March 26, 2013
            File No. 1-13167

Dear Mr. Saltiel:

We have reviewed your filing and response letter and have the following additional comments.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year ended September 30, 2012

Selected Financial Data, page 24

1.   We note you have not complied with prior comment 1, concerning your disclosure of rig counts and utilization rates, explaining instead your interest in having meaningful measures of marketability. However, given that you have not quantified the adjustments you are making in computing utilization rates that exclude days the rigs are not available, we see no clear representation of marketability in your disclosures. Yet we agree this is relevant and believe that you should be disclosing full measures of marketability and utilization to provide adequate context for your discussion. Accordingly, you should expand your disclosure to include both marketability and utilization rates for each year and rig using 365 days in the denominators of the underlying computations. Please include narrative to address any disparities in the requirements for maintenance and

repairs among your rigs impacting availability (marketability), also your plans to address any disparities in utilization revealed among your rigs.

Management's Discussion and Analysis, page 25

Market Outlook

2.   We note you have not complied with prior comment 2, regarding various ambiguities in your disclosures of industry statistics and company specific details, and that you are aware of differences in the manner by which the industry-wide utilization rates have been computed, relative to your own. There are several instances where the lines between your discussion of industry data and company specific details is unclear, where the transition is not apparent. Given these observations, we believe that you will need to modify your disclosures to clarify the points of transition and to identify and address differences in the manner of computing rig utilization rates. We reissue prior comment 2.

3.   We understand from your response to prior comment 3 that your disclosure on page 28 indicating you have earned "mobilization revenues" with the Atwood Condor during the fourth quarter of 2012 is accurate; and that you may have recognized such revenues without having established correlation with drilling activity. You explain that recognition is consistent with your policy disclosure stating "fees received as compensation for relocating drilling rigs from one major operating area to another…are recognized as earned during the expected term of the related drilling contract, as are the day rates associated with such contracts." We had understood from earlier correspondence in other reviews that your policy language was intended to mean as drilling occurs, consistent with your disclosure in the fourth paragraph on page 37, explaining that mobilization costs "...incurred prior to the commencement of the drilling operations" are deferred and recognized over the term of the drilling contract.

If we have properly understood your situation, you will need to explain why you believe using an "expected term" that does not correlate precisely with the period of actual drilling should not be viewed as inconsistent with the requirements set forth in FASB ASC 605-35-25-51, 52 and 53; also the guidance in FASB ASC 605-35-25-70 through 77. In either case, you should explain why you have identified mobilization as a deliverable. If the "mobilization revenues" recognized in the fourth quarter of 2012 were not proportional to the amount of drilling completed by the Atwood Condor under the applicable contract during that period, then also address the criteria pertaining to delivery and performance in SAB Topic 13.A.1, footnote 4; Topic 13.A.3.c, IRQ1, and Topic 13.A.3.f, IRQ 1. If the contract identifies a deliverable other than drilling and well construction, then revise your business related disclosures and accounting policy note as necessary to correlate. Please submit your explanations and a copy of all contracts for drilling services that have been provided during 2012 or subsequently or which are to be provided under any valid contract in the future using the Atwood Condor.

4.   We understand from prior correspondence that you recognize revenues uniformly over the term of your drilling contracts, based on the amount of time that has elapsed, and that this practice is consistent with the day rates you have negotiated and the pace of drilling for which you are being compensated. You confirm in response to prior comment 3 that revenues are recognized on contracts "...as time is incurred, efforts are expended and materials are consumed." Tell us your schedule for reviewing and confirming the results of your percentage-of-completion computations, by alternative measures that involve observation and inspection as required by FASB ASC 605-35-25-78, and the manner by which this has been accomplished. It should be clear how you periodically verify that a straight line method of recognition over the term of the drilling contracts correlates with actual drilling, which you have identified as the deliverable.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mark Wojciechowski at (202) 551-3759 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

/s/ Karl Hiller

Karl Hiller
Branch Chief